SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Caminus Corporation

(Name of Subject Company (issuer))

Rapid Resources Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Richard J. McMahon, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$164,332,206	$15,118.57

(*)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes (a) the purchase of (i) 16,782,306 outstanding shares of common stock of Caminus Corporation, (ii) 1,176,828 shares of common stock of Caminus Corporation underlying outstanding options, and (iii) 300,000 shares of Caminus Corporation common stock issuable pursuant to the Caminus Corporation 1999 Employee Stock Purchase Plan (“ESPP”) (which is the maximum number of shares of Caminus Corporation common stock issuable under the ESPP), (b) multiplied by the offer price of $9.00 per share.

(**)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (“Amendment”) to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed initially with the Securities and Exchange Commission (the “Commission”) on January 29, 2003, as amended by Amendment No. 1 to the Schedule TO filed with the Commission on February 10, 2003, as further amended by Amendment No. 2 to the Schedule TO filed with the Commission on February 20, 2003, as further amended by Amendment No. 3 to the Schedule TO filed with the Commission on February 27, 2003, and as further amended by Amendment No. 4 to the Schedule TO filed with the Commission on March 13, 2003, relates to the offer by Rapid Resources Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all of the outstanding shares of common stock (the “Shares”) of Caminus Corporation, a Delaware corporation (“Caminus”), at a purchase price of $9.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, such Offer to Purchase and Letter of Transmittal together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. This Amendment to the Schedule TO is being filed on behalf of the Purchaser and SunGard. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-9 AND ITEM 11

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

On March 21, 2003, SunGard issued a press release announcing that Purchaser had extended the Offer until 12:00 midnight, New York City time, on Monday, April 7, 2003. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday March 24, 2003. Based upon information provided by to SunGard by Wells Fargo Bank Minnesota, N.A., the Depositary for the Offer, as of the close of business on Thursday, March 20, 2003, stockholders of Caminus had tendered into the Offer and not withdrawn approximately 12,715,139 Shares (including approximately 98,597 Shares subject to notice of guaranteed delivery). The full text of the press release issued on March 21, 2003 announcing the extension of the Offer is filed as Exhibit (a)(13) hereto.

In connection with the extension of the Offer, SunGard, Purchaser and Caminus entered into an amendment to the Agreement and Plan of Merger dated January 20, 2003 and filed as Exhibit (d)(1) to the Schedule TO (the “Merger Agreement”). The amendment to the Merger Agreement (i) modified the number of days pursuant to which the Purchaser could extend the Offer to not more than 10 business days, with no single extension being more than 5 business days, in the event that the number of validly tendered Shares not withdrawn as of the expiration date of the Offer together with any Shares then owned by SunGard and/or Purchaser are less than 90% of the “adjusted outstanding shares” of Caminus as of such date, and (ii) changed the outside date referred to in Section 8.1(d) of the Merger Agreement from April 4, 2003, to April 18, 2003 (the “New Outside Date”), provided that if the Purchaser extends the Offer in accordance with subsection (i) hereof, and such extension goes beyond the New Outside Date, the New Outside Date shall be extended as necessary so that it occurs one business day after the new expiration date.

The full text of the amendment to the Merger Agreement is attached hereto as Exhibit (d)(4).

Items 1-9 and Item 11 of the Schedule TO are hereby amended by the following amendments to the Offer to Purchase:

The third bullet point under the seventh Q&A of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“for an additional period or periods of not more than 10 business days in the aggregate, with no single extension being more than 5 business days, if the sum of the number of shares of Caminus common stock that have been validly tendered and not withdrawn in our offer as of the scheduled or any extended expiration date of our offer, plus the number of shares of Caminus common stock then solely beneficially owned by SunGard and us as of such date, represents a majority of Caminus “adjusted outstanding shares” (as described below) but less than 90% of Caminus’s “adjusted outstanding shares” as of such date.”

The second paragraph under the subsection “The Offer” in Section 12 (Purpose of the Offer; Plans for Caminus; The Merger Agreement; The Tender and Voting Agreement) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If at any then-scheduled expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived, the Purchaser is entitled to extend the Offer for such amount of time as is reasonably necessary to cause such conditions to the Offer to be satisfied. Additionally, the Purchaser may (but is not required to) extend the Offer (one or more times) for an aggregate additional period of not more than 10 business days, with no single extension being more than 5 business days, if the number of shares of Caminus common stock that have been validly tendered (and not withdrawn) as of the scheduled or extended expiration date of the Offer (plus any such shares of Caminus common stock tendered under the Tender and Voting Agreement and any shares of Caminus common stock with respect to which SunGard or Purchaser has sole “beneficial ownership”) represent more than a majority of Caminus’s Adjusted Outstanding Shares, but less than 90% of Caminus’s Adjusted Outstanding Shares as of such date.”

The fourth bullet point under the subsection “Termination of the Merger Agreement” in Section 12 (Purpose of the Offer; Plans for Caminus; The Merger Agreement; The Tender and Voting Agreement) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“prior to the closing of the Offer, by either SunGard or Caminus if the acceptance for payment of shares of Caminus common stock in the Offer shall not have occurred on or prior to the close of business on April 18, 2003 (the “Drop-Dead Date”, and any such termination, a “Drop-Dead Date Termination”), provided that (i) a party shall not be permitted to terminate the Merger Agreement for that reason if the failure of the acceptance for payment of shares of Caminus common stock in the Offer by the close of business on the Drop-Dead Date is attributable to a failure on the part of such party to perform any covenant in the Merger Agreement or a material breach of any representation or warranty by such party and (ii) Caminus shall not be permitted to terminate the Merger Agreement for that reason unless it pays the termination fee and makes the other payments required to be made by Caminus to SunGard under the Merger Agreement; provided further that, if the Purchaser extends the Offer in the event that the number of shares of Caminus common stock that have been validly tendered (and not withdrawn) as of the scheduled or extended expiration date of the Offer (plus any such shares of Caminus common stock tendered under the Tender and Voting Agreement and any shares of Caminus common stock with respect to which SunGard or Purchaser has sole “beneficial ownership”)

represent more than a majority of Caminus’s Adjusted Outstanding Shares, but less than 90% of Caminus’s Adjusted Outstanding Shares as of such date, and the extension of the Offer by the Purchaser in such case extends the expiration date beyond the Drop-Dead Date, the Drop-Dead Date shall be extended as necessary so that it occurs one business day after the new expiration date.”

The second paragraph in the sub-section entitled “Antitrust” under Section 14 (Certain Legal Matters) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Under the HSR Act, the purchase of Caminus common stock in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On or about January 22, 2003, SunGard filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Caminus common stock in the Offer and the Merger. As a result, the required waiting period with respect to the Offer and the Merger would have expired at 11:59 p.m., New York City time, on or about February 6, 2003, unless earlier terminated by the FTC and the Antitrust Division or SunGard received a request for additional information or documentary material prior to that time. On February 6, 2003, SunGard received a request for additional information from the Antitrust Division, and Caminus, pursuant to its HSR Act filing, received a Civil Investigative Demand from the Antitrust Division requesting similar information. The request for additional information from SunGard extended the waiting period for an additional 10 calendar days following the date on which SunGard was to substantially comply with the request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. Thereafter, the waiting period could be extended only by an order of a court or with the consent of the filing party. In practice, complying with a request for additional information or documentary materials can take a significant period of time. On March 10, 2003, SunGard certified to the Antitrust Division that it believed it was in substantial compliance with the request for additional information. Based upon SunGard’s certification, the waiting period was set to expire at 11:59 p.m. on March 20, 2003, absent an early termination or action by the Antitrust Division to further extend the waiting period. The waiting period expired at 11:59 p.m. on March 20, 2003 without any further action by the Antitrust Division. Furthermore, although Caminus was also required to comply with the request for information pursuant to the Civil Investigative Demand, such request by the Antitrust Division for additional information or documentary materials will not extend the waiting period with respect to the purchase of shares of Caminus common stock in the Offer and the Merger.”

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO.

ITEM 12.    EXHIBITS

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(a)(11)*	Press Release issued by SunGard Data Systems Inc. on February 27, 2003.

(a)(12)*	Press Release issued by SunGard Data Systems Inc. on March 11, 2003.

(a)(13)	Press Release issued by SunGard Data Systems Inc. on March 21, 2003.

(b)(1)*

364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*†

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

Exhibit Number	Description

(b)(3)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(b)(4)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(d)(4)	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

†	Supersedes and replaces in its entirety the Exhibit (b)(2) filed with the Schedule TO filed with the Commission on January 29, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPID RESOURCES INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Senior Vice President-Corporate Development

Dated: March 24, 2003

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(a)(11)*	Press Release issued by SunGard Data Systems Inc. on February 27, 2003.

(a)(12)*	Press Release issued by SunGard Data Systems Inc. on March 11, 2003.

(a)(13)	Press Release issued by SunGard Data Systems Inc. on March 21, 2003.

(b)(1)*

364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*†

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

Exhibit Number	Description
(b)(3)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(b)(4)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(d)(4)	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

†	Supersedes and replaces in its entirety the Exhibit (b)(2) filed with the Schedule TO filed with the Commission on January 29, 2003.